SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                 Hornbeck Offshore Services, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           440542108
                         (Cusip Number)

                      F. Richard Bernasek
                   201 Main Street, Suite 2500
                     Fort Worth, Texas 76102
                         (817) 332-2500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         July 6, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,365,462 shares, which constitutes approximately 10.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 13,166,878 shares outstanding.

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1.   Name of Reporting Person:

     Portal Energy Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-See Item 5(c)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 660,428(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 660,428(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     660,428

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  5.0%


14.  Type of Reporting Person: CO

- ------------
(1)  Power is exercised through its controlling person, Portal Corporation.

1.   Name of Reporting Person:

     Portal Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 660,428 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 660,428 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     660,428 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.0%


14.  Type of Reporting Person: CO

- -------------
(1)  Solely in its capacity as the controlling person of Portal Energy
     Corporation.

(2)  Power is exercised through its controlling person, Bruce Hunt.

1.   Name of Reporting Person:

     Bruce Hunt

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,365,462 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,365,462 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,365,462 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  10.4%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as the controlling person of (a) Portal Corporation with respect to 660,428 of such shares, (b) Pentad Resources, Inc. with respect to 657,053 of such shares and (c) Petrol Marine Corporation with respect to 47,981 of such shares.

1.   Name of Reporting Person:

     Pentad Offshore Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - See Item 5(c)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 657,053 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 657,053 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     657,053

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.0%


14.  Type of Reporting Person: CO

- ------------

(1)  Power is exercised through its controlling person, Pentad Resources, Inc.

1.   Name of Reporting Person:

     Pentad Resources, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 657,053 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 657,053 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     657,053 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.0%

14.  Type of Reporting Person: CO

- ------------
(1) Solely in its capacity as the controlling person of Pentad Offshore Corporation.

(2)  Power is exercised through its controlling person, Bruce Hunt.

1.   Name of Reporting Person:

     Petrol Marine Corporation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO - See Item 5(c)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 47,981 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,981 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     47,981

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.4%

14.  Type of Reporting Person: CO

- ------------
(1)  Power is exercised through its controlling person, Bruce Hunt.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 12, 1992, as amended by Amendment No. 1 dated November 23, 1992 and by Amendment No. 2 dated March 23, 1994 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of Hornbeck Offshore Services, Inc. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this filing represents a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on
Schedule 13D with respect to such securities, as amended hereby.

Item 1.  SECURITY AND ISSUER.

     This statement relates to the shares of Common Stock, par value $0.10 per share (the "Stock"), of Hornbeck Offshore Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7707 Harborside Drive, Galveston, Texas 77554.

Item 2.  IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Portal Energy Corporation, a Delaware corporation ("Portal"), Portal Corporation, a Delaware corporation ("Portal HC"), Bruce Hunt ("BH"), Pentad Offshore Corporation, a Delaware corporation ("Pentad"), Pentad Resources, Inc., a Delaware corporation ("Pentad HC"), and Petrol Marine Corporation, a Delaware corporation ("Petrol"). Portal, Portal HC, BH, Pentad, Pentad HC and Petrol are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     Paragraphs (b) - (c) of Item 2 hereby are amended and restated in their entireties as follows:

     (b) - (c)

     PORTAL

     Portal is a Delaware corporation the principal business of which is oil and natural gas exploration and production. The principal business address of Portal, which also serves as its principal office, is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Portal are as follows:

                         RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS                    OR EMPLOYMENT

BH                    See answers below.                 See answers below.

David Hunt            Thanksgiving Tower, Suite 3900     Vice President of
                      Dallas, Texas  75201               Pentad HC

Pat Lobo              Thanksgiving Tower, Suite 3900     Secretary-Treasurer
                      Dallas, Texas  75201               of Petro-Hunt
                                                         Corporation

Charlotte Bowland     Thanksgiving Tower, Suite 3900     Assistant Secretary-
                      Dallas, Texas  75201               Treasurer of Petro-Hunt
                                                         Corporation

     Petro-Hunt Corporation is a Delaware corporation the principal business of which is oil and natural gas exploration and production. The principal business address of Petro-Hunt Corporation, which also serves as its principal office, is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     PORTAL HC

     Portal HC is a Delaware corporation the principal business of which is serving as the holding company of Portal and other entities. The principal business address of Portal HC, which also serves as its principal office, is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Portal are as follows:

                         RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS                    OR EMPLOYMENT

BH                    See answers below.                 See answers below.

David Hunt            See answers above.                 See answers above.

Pat Lobo              See answers above.                 See answers above.

Charlotte Bowland     See answers above.                 See answers above.

     BH

     BH's principal occupation or employment is serving as the President and Chief Executive Officer of Petro-Hunt Corporation. BH's business address is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     PENTAD

     Pentad is a Delaware corporation the principal business of which is oil and natural gas exploration and production. The principal business address of Pentad, which also serves as its principal office, is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Pentad are as follows:

                         RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS                    OR EMPLOYMENT

David Hunt            See answers above.                 See answers above.

D. H. Hunt            Thanksgiving Tower, Suite 3900     President of
                      Dallas, Texas  75201               Pentad HC

Pat Lobo              See answers above.                 See answers above.

     PENTAD HC

     Pentad HC is a Delaware corporation the principal business of which is serving as the holding company of Pentad and other entities. The principal business address of Pentad HC, which also serves as its principal office, is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Pentad HC are as follows:

                         RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS                    OR EMPLOYMENT

D. H. Hunt            See answers above.                 See answers above.

Barbara H. Crow       Thanksgiving Tower, Suite 3900     Investment for
                      Dallas, Texas  75201                 own account

David Hunt            See answers above.                 See answers above.

Bruce Hunt            See answers above.                 See answers above.

Lyda B. Hunt          Thanksgiving Tower, Suite 3900     Investment for
                      Dallas, Texas  75201                 own account

Charlotte Bowland     See answers above.                 See answers above.

     PETROL

     Petrol is a Delaware corporation the principal business of which is holding shares of the Stock. The principal business address of Petrol, which also serves as its principal office, is Thanksgiving Tower, Suite 3900, Dallas, Texas 75201.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Petrol are as follows:

                         RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS                    OR EMPLOYMENT

Bruce Hunt            See answers above.                 See answers above.

David Hunt            See answers above.                 See answers above.

Pat Lobo              See answers above.                 See answers above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

     Portal         See Item 5(c)            $4,111,162.00

     Portal HC      Not Applicable           Not Applicable

     BH             Not Applicable           Not Applicable

     Pentad         See Item 5(c)            $4,090,154.00

     Pentad HC      Not Applicable           Not Applicable

     Petrol         See Item 5(c)            $  298,684.00

Item 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired and continue to hold the Shares of the Stock reported herein for investment purposes.

     Depending on market conditions and other factors that each may deem material to its investment decision and subject to the restrictions described in Item 5(c), each of the Reporting Person may purchase additional shares of the Stock in the open market or in private transactions or may dispose of all or a portion of the shares of the Stock that such Reporting Person now owns or hereafter may acquire.

     See also Item 5(c).

     Item 4 hereby partially is amended by adding at the end thereof the following:

     On July 6, 1995, the Issuer filed a Registration Statement under the Act on Form S-3 (the "Registration Statement") covering 2,000,000 shares of the Stock, plus up to an additional 300,000 shares of the Stock that will be subject to an over-allotment option. Contingent upon the negotiation of an acceptable Purchase Agreement with the underwriters of the offering and upon the effectiveness of the Registration Statement, Portal, Pentad and Petrol intend to sell under the Registration Statement 235,912, 235,912, and 45,000 shares of the Stock, respectively, plus a currently-undetermined number of additional shares pursuant to the over-allotment option if and when it is exercised.

     Except as set forth in this Item 4 and in Item 5(c), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(b) of Item 5 hereby are amended and restated in their entireties to read as follows:

     (a)

     PORTAL

          The aggregate number of shares of the Stock that Portal owns beneficially, pursuant to Rule 13d-3 of the Act, is 660,428, which constitutes approximately 5.0% of the outstanding shares of the Stock.

     PORTAL HC

     Because of its status as the controlling person of Portal, Portal HC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 660,428 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

     BH

     Because of his status as the controlling person of Portal HC, Pentad HC and Petrol, BH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,365,462 shares of the Stock in the aggregate, which constitutes approximately 10.4% of the outstanding shares of the Stock.

     PENTAD

     The aggregate number of shares of the Stock that Pentad owns beneficially, pursuant to Rule 13d-3 of the Act, is 657,053, which constitutes approximately 5.0% of the outstanding shares of the Stock.

     PENTAD HC

     Because of its status as the controlling person of Pentad, Pentad HC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 657,053 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

     PETROL

     The aggregate number of shares of the Stock that Petrol owns beneficially, pursuant to Rule 13-3 of the Act, is 47,981, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     PORTAL

     Acting through Portal HC, its controlling person, Portal has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 660,428 shares of the Stock.

     PORTAL HC

     As the controlling person of Portal, Portal HC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 660,428 shares of the Stock.

     BH

     As the controlling person of Portal HC, Pentad HC and Petrol, BH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,365,462 shares of the Stock in the aggregate.

     PENTAD

     Acting through Pentad HC, its controlling person, Pentad has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 657,053 shares of the Stock.

     PENTAD HC

     As the controlling person of Pentad, Pentad HC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 657,053 shares of the Stock.

     PETROL

     Acting through BH, its controlling person, Petrol has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,981 shares of the Stock.

     Paragraph (c) of Item 5 hereby is restated in its entirety as follows:

     (c) On November 3, 1992, Portal, Pentad and Petrol entered into substantially similar binding agreements in principle with the Issuer (the "Agreements in Principle") pursuant to which the Issuer has agreed to cause one or more wholly-owned subsidiaries (the "Subsidiary") to purchase certain assets of Portal, Pentad and Petrol in exchange for cash, promissory notes and the shares of Stock reported herein (the "Transaction"). BH was an additional signatory to each Agreement in Principle in his individual capacity. The following description of the Agreements in Principle and the Transaction is not, and does not purport to be, complete and is qualified in its entirety by reference to the Agreements in Principle, which [were filed previously] as Exhibits B, C, and D.

     Pursuant to the Agreements in Principle, the Issuer has agreed to purchase the assets of Portal, Pentad and Petrol relating to their respective offshore
service and utility vessel businesses (the "Assets").    As consideration for
the Assets, the Issuer will pay to Portal, Pentad and Petrol an aggregate purchase price of $18,500,000, consisting of (1) cash in the amount of $2,750,000 (plus an additional $2,000,000 to be escrowed against necessary repairs on certain of the Assets), (2) promissory notes in the aggregate amount of $5,250,000 and (3) that number of shares of the Stock obtained by dividing $8,500,000 by the average closing sale price of the Stock quoted on the NASDAQ National Market System for the 35 trading days immediately preceding the closing date (the "Market Price"). For the purposes of the initial filing, the Reporting Persons [assumed] a Market Price of $6.00, which [was] the closing sale price of the Stock quoted on the NASDAQ National Market System on November 3, 1992.

     Consummation of the Transaction is conditioned upon, among other things,
(1) the execution and delivery of definitive agreements between the Issuer and the Subsidiary, on the one hand, and Portal, Pentad and Petrol, on the other hand, containing customary representations and warranties, (2) satisfactory results of due diligence investigations, (3) no material adverse change in the Assets or in the Issuer, (4) the execution and delivery of non-competition agreements between the Issuer and the Subsidiary, on the one hand, and the Reporting Persons and David Hunt, on the other hand, (5) the receipt of all necessary consents and approvals, (6) the Issuer's guarantee of the Subsidiary's obligations with respect to the Transaction, (7) the Issuer's Board of Directors' having increased the number of its members by one and having elected BH to fill such vacancy until the next annual meeting of stockholders, and (8) certain Issuer affiliates' having delivered voting agreements pursuant to which they shall agree to vote for the election of BH or his designee as a director of the Issuer at the 1993 annual meeting of stockholders.

     In the Agreements in Principle, Portal, Pentad, Petrol and BH have agreed that they will not, and that they will cause their respective officers, directors, stockholders and affiliates not to, (1) until the closing of the Transaction, offer to acquire, acquire, offer to sell or sell, directly or indirectly, any voting securities of the Issuer and (2) after the closing of the Transaction and without the consent of the Issuer's Board of Directors, acquire or offer to acquire, directly or indirectly, any voting securities of the Issuer if, as a result, they would collectively own in excess of 15% of the then-outstanding voting securities of the Issuer.

     The Agreements in Principle provide for Portal, Pentad and Petrol to deliver to the Issuer their voting agreements pursuant to which they shall agree to vote their shares of Stock for the election of Larry Hornbeck as a director of the Issuer and for the election of L. E. Simmons or another person designated in substitution for him as a director of the Issuer.

     The Agreements in Principle also provide for registration rights and related repurchase offer options in favor of the Issuer with respect to the shares of the Stock to be issued in the Transaction to the extent specified in such Agreements in Principle.

     The Reporting Persons anticipate the closing of the Transaction to occur on or about November 19, 1992.

     AS AMENDED IN ITS ENTIRETY BY AMENDMENT NO. 1 DATED NOVEMBER 23, 1992:

     On November 16, 1992 Portal, Pentad and Petrol entered into substantially similar Asset Purchase Agreements (the "Asset Purchase Agreements"), as contemplated by the Agreements in Principle, and closed the Transaction pursuant to such Asset Purchase Agreements and related agreements as of November 19, 1992. The following description of the Asset Purchase Agreements, certain of the related agreements and the Transaction is not, and does not purport to be, complete and is qualified in its entirety by reference to Exhibits E through Q [previously filed as exhibits] hereto.

     Pursuant to the Asset Purchase Agreements and at the closing of the Transaction (the "Closing"), the Issuer caused certain of its wholly-owned subsidiaries (the "Subsidiaries") to purchase the Assets from Portal, Pentad and Petrol for an aggregate purchase price of $18,500,000, consisting of (1) cash in the amount of $2,750,000 (plus an additional $2,000,000 escrowed against necessary repairs to certain of the Assets), (2) promissory notes in the aggregate amount of $5,250,000 and (3) 1,365,462 shares of the Stock, which number was obtained by dividing $8,500,000 by $6.225, which was the average closing sale price of the Stock quoted on the NASDAQ National Market System for the 35 trading days immediately preceding the closing date.

     At the Closing, the Issuer also delivered promissory notes to Portal, Pentad and Petrol in the respective amounts of $2,540,390, $2,525,169 and $184,441, a form of which promissory notes [was previously filed] as Exhibit I (the "Notes"). The Notes provide for quarterly payments of principal and interest (amortized over seven years) for five years, with balloon payments due at maturity. The Notes bear interest at the prime rate of Citibank, N.A., plus one percent, and provide for standard events of default. Pursuant to the terms of the Asset Purchase Agreements, the Notes may be transferred only to certain persons and entities related to Portal, Pentad and Petrol, and are subject to certain offset rights. Also, pursuant to the Agency Agreement, a copy of which was previously filed as Exhibit J, the Issuer is entitled to make payments under the Notes and otherwise to deal concerning the Notes solely with BH as agent for all holders of the Notes. Pursuant to the Limited Guaranty Agreements, a copy of the form of which was previously filed as Exhibit K, the Subsidiaries severally have unconditionally guaranteed payment of the Notes by the Issuer to the extent of the relative proportions of the Assets respectively purchased by them in the Transaction.

     Also at the Closing, certain Issuer affiliates and Portal, Pentad and Petrol entered into a Voting Agreement, a copy of the form of which [was previously filed] as Exhibit M, pursuant to which such Issuer affiliates generally have agreed to vote for the election of BH or his designee as a director of the Issuer and Portal, Pentad and Petrol have agreed to vote their shares of Stock for the election of Larry Hornbeck as a director of the Issuer and for the election of L. E. Simmons or another person designated in substitution for him as a director of the Issuer. The Voting Agreement expires on the earlier of (a) the tenth anniversary thereof and (b) the date upon which the Reporting Persons and certain persons and entities related to them (the "Hunt Group") cease to own in the aggregate at least 5% of the shares of outstanding Stock. As a condition to the Closing, the Issuer's Board of Directors increased its size to eight and appointed BH to fill such vacancy until the 1993 annual meeting of stockholders.

     Pursuant to the Stockholders Agreement, a copy of the form of which [was previously filed] as Exhibit L, entered into at the Closing, Portal, Pentad, Petrol and BH have agreed that they will not, and that they will cause their respective officers, directors, stockholders and affiliates not to, without the consent of the Issuer's Board of Directors, acquire or offer to acquire, directly or indirectly, any voting securities of the Issuer if, as a result, they would collectively own in excess of 15% of the then-outstanding voting securities of the Issuer.

     The Stockholders Agreement further obligates the Hunt Group generally to provide the Issuer with 5 days' written notice of a decision by any Hunt Group member (a) to sell to one person shares of Stock representing 5% or more of the outstanding shares of the Stock (a "Block Sale"), (b) to consider accepting an unsolicited offer to make a Block Sale, or (c) to request an investment banker or broker to locate a purchaser for a Block Sale, in each case other than as permitted by the volume and holding restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Following such notice, the Stockholders Agreement obligates the Hunt Group to meet with the [Issuer] concerning the event and to allow the [Issuer] the opportunity to make or sponsor a competing offer.

     Also pursuant to the Stockholders Agreement, the Issuer has granted registration rights as described below to holders of the shares of Stock issued in the Transaction (collectively, the "Registrable Securities"). Upon receipt of a written request at any time after December 31, 1993, and on or prior to February 14, 1994 (the "First Demand"), from the holders of at least 51% of the Registrable Securities, the Issuer either (1) will file a registration statement with the Securities and Exchange Commission to register under the Securities Act all of the eligible Registrable Securities requested to be included in the registration, subject to such pro rata reduction, if any, that the underwriters of the offering may recommend, but in any event not to exceed 300,000 shares in the aggregate, or (2) will purchase the number of shares of the Stock requested to be registered (not to exceed 300,000) from such persons at a per share price equal to 90% of the Market Price, as defined therein. At any time after December 31, 1995, and on or prior to February 14, 1996, holders of Registrable Securities may make a second demand on the [Issuer] for registration on the identical terms and conditions that were applicable to the First Demand.

     If at any time the Issuer proposes to file a registration statement under the Securities Act registering securities to be sold with respect to the Stock or any other class of equity security, the Stockholders Agreement requires the Issuer to give written notice to the holders of Registrable Securities and to include in such filing the number of shares of Registrable Securities for which such holders request registration, subject to such pro rata reduction, if any, that the underwriters of the offering may recommend, and subject to the rights of other holders of securities of the Issuer to whom the Issuer has previously granted registration rights. The holders of Registrable Securities will not have such incidental registration rights with respect to any registration by the Issuer (d) pursuant to a stock option or other employee incentive compensation plan or stockholder reinvestment plan, (e) with respect to securities issued in a business combination with, or purchase of any securities or assets of, a third party, or (f) with respect to securities issued in connection with any anti-takeover plan. There is no limit on the number of incidental registrations permitted.

     Holders of Registrable Securities generally will pay all expenses of any such requested or incidental registration.

     AS PARTIALLY AMENDED BY AMENDMENT NO. 2 DATED MARCH 23, 1994 BY ADDING AT THE END THEREOF THE FOLLOWING:

     Effective March 18, 1994, the Issuer prepaid all remaining amounts due under the Notes and, in connection therewith, the Issuer entered into a substantially similar (i) Amendment No. 1 to Asset Purchase Agreement (the "Purchase Agreement Amendment"), (ii) Amendment No. 1 to Stockholders Agreement (the "Stockholders Agreement Amendment") and (iii) Pledge Agreement (the "Pledge Agreement"), with each of Portal, Pentad and Petrol. BH in his individual capacity also was a party to the Stockholders Agreement Amendment. Also effective March 18, 1994, and in connection with the resolution of various disputes between the Issuer, on the one hand, and Portal and Pentad, on the other hand, with respect to charges for the refurbishment of certain of the Assets (the "Refurbishment Program"), the Issuer and each of Portal and Pentad entered into a Mutual Release. The following description of the Purchase Agreement Amendments, the Stockholder[s] Agreement Amendments, the Pledge Agreements and the Mutual Releases is not, and does not purport to be, complete, and i[s] qualified in its entirety by reference to Exhibits R through Z [previously filed with the Securities and Exchange Commission].

     Pursuant to the Purchase Agreement Amendments, Section 10.5 of each Asset Purchase Agreement was amended to provide for the pledging of shares of the Stock pursuant to the Pledge Agreement to secure the indemnification obligations of Portal, Pentad and Petrol under their respective Asset Purchase Agreements (the "Indemnification Obligations") in lieu of the Issuer's offset rights under the Notes extinguished by the prepayment of the Notes.

     Pursuant to the Pledge Agreements, Portal, Pentad and Petrol pledged 114,740 shares, 34,427 shares and 15,616 shares of the Stock, respectively, to secure their respective Indemnification Obligations. Upon an Event of Default, as defined in each Pledge Agreement, the Issuer is entitled to transfer the pledged shares of the Stock into its own name and to apply the Fair Market Value thereof to pay the Secured Obligations, as both of such terms are defined in each Pledge Agreement.

     Each Pledge Agreement terminates on the later of (i) November 27, 1994 and
(ii) the date that an indemnification claim made in accordance with Article 10 of the applicable Asset Purchase Agreement is reduced to a resolved claim, as defined therein.

     The Stockholders Agreement Amendment (a) changes the First Demand period to any time after December 31, 1994 and on or prior to February 15, 1995 and (b) provides that, in the event of a 1995 Demand Registration or a 1996 Demand Registration, as defined in the Stockholders Agreement Amendment, the Issuer shall be obligated to effect a shelf registration only and shall not be required to participate or cooperate in an underwritten offering.

     Pursuant to the Mutual Releases, each of the Issuer, on the one hand, and Portal and Pentad, on the other hand, agrees to release the other from all liability in connection with the Refurbishment Program.


     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past sixty days.

     (d)

     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)

     It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five (5) percent of the outstanding shares of the Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

     AS AMENDED IN ITS ENTIRETY BY AMENDMENT NO. 1 DATED NOVEMBER 23, 1992:

     In connection with the Transaction, Portal entered into a Pledge Agreement (the "Portal Pledge Agreement") with New First City, Texas - Dallas, N.A. ("First City"), as agent for itself and Bank One, Texas, N.A. ("Bank One"), a Second Lien Pledge Agreement (the "Second Lien Pledge Agreement") with Lyda Hunt
- - Herbert Trusts ("LH-HT") and a Third Lien Pledge Agreement (the "Third Lien Pledge Agreement") with BH, pursuant to which Portal pledged its Stock and Note to First City and Bank One, LH-HT and BH, in substitution of certain of the Assets as collateral security under its loan agreements with such persons. Copies of the respective forms of Portal Pledge Agreement, Second Lien Pledge Agreement and Third Lien Pledge Agreement [were previously filed as Exhibits N, O and P]. The respective Portal loan agreements pursuant to which Portal entered into the Portal Pledge Agreement, the Second Lien Pledge Agreement and the Third Lien Pledge Agreement contain standard default and similar provisions.

     Also in connection with the Transaction, Pentad entered into a Pledge Agreement (the "Pentad Pledge Agreement") with First City under which Pentad pledged its Stock and Note to First City in substitution of certain of the Assets as collateral security under its loan agreement with First City. The loan agreement pursuant to which Pentad entered into the Pentad Pledge Agreement contains standard default and similar provisions. A copy of the form of Pentad Pledge Agreement [was previously filed] as Exhibit Q.

     AS PARTIALLY AMENDED BY AMENDMENT NO. 2 DATED MARCH 23, 1994 BY ADDING AT THE END THEREOF THE FOLLOWING:

     The Portal Pledge Agreement was terminated effective April 29, 1993, the Pentad Pledge Agreement was terminated effective September 28, 1993 and the Voting Agreement was terminated effective November 4, 1993.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

     Exhibit B -- Agreement in Principle dated November 3, 1992 between Hornbeck Offshore Services, Inc. and Portal Energy Corporation and Bruce Hunt, previously filed with the Schedule 13D.

     Exhibit C -- Agreement in Principle dated November 3, 1992 between Hornbeck Offshore Services, Inc. and Pentad Offshore Corporation and Bruce Hunt, previously filed with the Schedule 13D.

     Exhibit D -- Agreement in Principle dated November 3, 1992 between Hornbeck Offshore Services, Inc. and Petrol Marine Corporation and Bruce Hunt, previously filed with the Schedule 13D.

     Exhibit E -- Power of Attorney of Pentad Offshore Corporation, previously filed with the Schedule 13D.

     Exhibit F -- Asset Purchase Agreement dated as of November 16, 1992, by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit G -- Asset Purchase Agreement dated as of November 16, 1992, by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit H -- Asset Purchase Agreement dated as of November 16, 1992, by and among Hornbeck Offshore Services, Inc., Hornbeck Offshore (1992-II) Corporation and Petrol Marine Corporation, previously filed with Amendment No. 1 to the
Schedule 13D.

     Exhibit I -- Form of Purchase Note, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit J -- Form of Agency Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit K -- Form of Limited Guaranty Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit L -- Form of Stockholders Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit M -- Form of Voting Agreement, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit N -- Form of Pledge Agreement by Portal Energy Corporation for the benefit of New First City, Texas-Dallas, N.A., as Agent, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit O -- Form of Second Lien Pledge Agreement by Portal Energy Corporation for the benefit of Lyda Hunt-Herbert Trusts, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit P -- Form of Third Lien Pledge Agreement by Portal Energy Corporation for the benefit of Bruce Hunt, previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit Q -- Form of Pledge Agreement by Pentad Offshore Corporation for the benefit of New First City, Texas-Dallas, N.A., previously filed with Amendment No. 1 to the Schedule 13D.

     Exhibit R -- Amendment No. 1 to Asset Purchase Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit S -- Amendment No. 1 to Asset Purchase Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit T -- Amendment No. 1 to Asset Purchase Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Petrol Marine Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit U -- Pledge Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit V -- Pledge Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit W -- Pledge Agreement dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Petrol Marine Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit X -- Amendment No. 1 to Stockholders Agreement, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit Y -- Mutual Release dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Portal Energy Corporation and Portal Corporation, previously filed with Amendment No. 2 to the Schedule 13D.

     Exhibit Z -- Mutual Release dated as of March 18, 1994 by and among Hornbeck Offshore Services, Inc. and certain of its subsidiaries and Pentad Offshore Corporation and Pentad Resources, Inc., previously filed with Amendment No. 2 to the Schedule 13D.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: July 11, 1995



                                   PORTAL ENERGY CORPORATION
                                   PORTAL CORPORATION



                                   By: /s/ Bruce W. Hunt
                                       Bruce W. Hunt, President
                                       of each corporation


                                   PENTAD OFFSHORE CORPORATION
                                   PENTAD RESOURCES, INC.



                                   By: /s/ Bruce W. Hunt
                                       Bruce W. Hunt,
                                       Vice President of each corporation


                                   PETROL MARINE CORPORATION



                                    /s/ Bruce W. Hunt
                                   Bruce W. Hunt,
                                   Chief Executive Officer



                                    /s/ Bruce W. Hunt
                                   Bruce W. Hunt